UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: July, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
July 18, 2007
	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

The Material Change Report dated July 18, 2007, issued by Neurochem Inc. (the “Registrant”) submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1     Name and Address of Company
Neurochem Inc.
275 Armand-Frappier Blvd.
Laval, Québec
H7V 4A7
Item 2     Date of Material Change
July 17, 2007
Item 3     News Release
A press release was disseminated by Canada NewsWire on July 17, 2007 from Ecublens, Switzerland.
Item 4     Summary of Material Change
Neurochem (International) Limited (“Neurochem International”), a wholly-owned subsidiary of Neurochem Inc. (together with Neurochem International, collectively, “Neurochem”), announced that it has received an approvable letter for eprodisate (KIACTATM) for treatment of AA amyloidosis.
Item 5     Full Description of Material Change
On July 17, 2007, Neurochem announced that it has received a second approvable letter from the United States Food and Drug Administration (the “FDA”) for eprodisate (KIACTATM) for the treatment of Amyloid A (AA) amyloidosis.

In its action letter, the FDA indicates that the Phase II/III clinical trial provided some evidence of the effectiveness of eprodisate (KIACTATM) in the treatment of the renal manifestations of amyloidosis; however, the FDA also indicated that an additional efficacy trial with a target p-value of 0.05 will be necessary before the FDA could approve the investigational product candidate. Further, the approvable letter states that additional submissions, filed by Neurochem as part of its complete response to this approvable letter, may address issues raised in this letter. The FDA has indicated that such additional submissions could persuade the agency to eliminate the requirement for an additional trial.

The FDA also asked for additional information, including further pharmacokinetic studies, and again acknowledged that a QT clinical study should be submitted as part of a Phase IV (post-approval) commitment.

Neurochem expects to file a complete response to this approvable letter in the near future.
Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7     Omitted Information
N/A
Item 8     Executive Officer
For further information, please contact Lise Hébert, Vice-President, Corporate Communications, at 450.680.4570.
Item 9     Date of Report
July 18, 2007